SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Commission file number 2-84723
THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES’ RETIREMENT SAVINGS PLAN
(Full Title of the Plan)
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033
(Name of Issuer of Securities Held Pursuant to the Plan and Address of Principal Executive Offices)

THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES’ RETIREMENT SAVINGS PLAN

______________
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 28, 2007

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	At December 31,
	2006	2005

Assets

Investments:
Vanguard Mutual Funds	$25,869	$26,018
Schering-Plough Stock Fund	4,784	5,115
Loans to Participants	1,392	1,607

Total investments	32,045	32,740

Receivables:
Employer contributions	58	62
Participant contributions	73	43

Total receivables	131	105

Net assets available for benefits	$32,176	$32,845

The accompanying notes are an integral part of these Financial Statements

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	For the Years Ended
	December 31,
	2006	2005
Additions:

Investment income:
Dividend income, Vanguard Mutual Funds	$1,343	$1,101
Dividend income, Schering-Plough Stock Fund	53	49
Interest income, participant loans	92	84
Net appreciation in fair value of investments	2,551	203

Net investment income	4,039	1,437

Contributions:
Employer contributions	2,214	2,189
Participant contributions	2,884	3,065

Total contributions	5,098	5,254

Total additions	9,137	6,691

Deductions:

Benefits paid to participants	9,806	2,894

Net (decrease) increase	(669)	3,797

Net assets available for benefits:

Beginning of year	32,845	29,048

End of year	$32,176	$32,845

The accompanying notes are an integral part of these Financial Statements

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established effective April 1, 1990. The Plan is intended to encourage retirement savings by eligible employees of Schering-Plough Products LLC (the Sponsor or the Company) and any of its affiliated companies that adopt the Plan. Vanguard Fiduciary Trust Company (Vanguard), the recordkeeper, is a trust company incorporated under Chapter 10 of the Pennsylvania Banking Code, and a wholly-owned subsidiary of The Vanguard Group, Inc. Banco Santander serves as the Plan’s trustee (the Trustee). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Generally, all Puerto Rico employees of Schering-Plough Products LLC and Schering-Plough del Caribe, Inc. are eligible to participate in the Plan on the date of employment. Participants may elect to have contributions allocated to any of the investment funds available under the Plan. In connection with changes to Schering-Plough Corporation’s manufacturing operations, approximately 600 employees who were eligible to be Plan participants were terminated during 2006.

Participant Contributions

The Plan is designed to permit eligible employees to elect to have a portion of their salary contributed to the Plan on their behalf (Salary Deferral Contributions). Under the provisions of the Plan, Salary Deferral Contributions can range from 1 percent to 10 percent of the employee’s annual eligible compensation, in increments of 1 percent, subject to certain regulated limits. Any excess participant contributions are returned to the participant.

Employer Matching Contributions

The Company makes matching contributions (dollar-for-dollar) up to 5 percent of annual eligible compensation for employees who elect to make Salary Deferral Contributions to the Plan.

Participant Accounts and Vesting

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with all contributions and allocations of Plan earnings (losses) and charged with withdrawals. Allocations are based on participant earnings or account balances, as defined. Participants have a non-forfeitable right to all contributions plus (minus) actual earnings (losses) thereon, all of which vest fully and immediately.

Investment Options
Participants may direct their contributions into any of the following Vanguard investment options:
Money Market Fund
•	Vanguard Treasury Money Market Fund
U.S. Stock Funds
•	Vanguard 500 Index Fund Investor Shares

•	Vanguard Explorer Fund Investor Shares

•	Vanguard U.S. Growth Fund Investor Shares

•	Vanguard Windsor Fund Investor Shares
International Stock Fund
•	Vanguard International Growth Fund Investor Shares
Bond Funds
•	Vanguard Intermediate-Term Investment-Grade Fund Investor Shares

•	Vanguard Short-Term Investment-Grade Fund Investor Shares
Balanced Funds (Stocks and Bonds)
•	Vanguard LifeStrategy Conservative Growth Fund

•	Vanguard LifeStrategy Growth Fund

•	Vanguard LifeStrategy Income Fund

•	Vanguard LifeStrategy Moderate Growth Fund

•	Vanguard Wellington Fund Investor Shares
Participants may also direct contributions to the:
Schering-Plough Stock Fund — This fund is comprised of Schering-Plough Corporation common stock and a small percentage of cash as required for liquidity purposes. Participants may contribute up to a maximum investment election of 50 percent of their Salary Deferral Contributions into this fund or allocate no more than 50 percent of the value of their accounts at the time of reallocation to this fund.
Repayment of Loans — Participants may borrow against their participant account balance in the Plan, up to the lesser of one-half of their account balance or $50,000 (reduced by any outstanding loans). Loan transactions are treated as a transfer between the investment funds and the Loans to Participants. The participant’s account balance would be reduced in the event of default. Participant loans bear fixed interest rates as determined to be reasonable by the Employee Benefits Committee. The fixed-interest rates for all participant loans outstanding during 2006 and 2005 ranged from 5 percent to 10.5 percent. Participant loans are repayable over periods not to exceed 5 years, except loans relating to a principal residence which are repayable over a period not to exceed 20 years. An outstanding loan balance is due immediately upon the participant’s termination of service with the Company. Any unpaid participant loan amount thereafter will be deemed as defaulted and deducted from the participant’s account balance under the Plan.

Payment of Benefits

Upon termination of service or in the event of death or total disability, a participant (or the participant’s beneficiary in the event of death) may elect to receive either a cash lump-sum amount, fixed or variable installments not to exceed the life expectancy of the participant and the participant’s beneficiary, shares of Schering-Plough Corporation common stock (with respect to amounts invested in the Schering-Plough Stock Fund), or certain combinations of the foregoing. Notwithstanding the foregoing, if a participant’s account equals $5,000 or less as of the date of distribution, the account will be paid in a lump-sum. Alternatively, all participants whose account balances exceed $5,000 can elect to defer the receipt of their account up to age 70 1/2. Distribution of all or a portion of a participant’s account, prior to termination of employment, may be granted by the Sponsor in the case of financial hardship. Active participants may elect to withdraw all or a portion of their accounts at any time after age 59 1/2.

Amendments to the Plan

Effective January 1, 2006, the Plan was amended to provide for the forfeiture of certain uncashed checks after they remain outstanding for 18 months subject to the participant’s ability to reclaim these amounts without earnings or losses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of Vanguard Mutual Funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant’s account value is expressed in units of participation rather than number of shares of Schering-Plough Corporation common stock.

The closing stock prices of Schering-Plough Corporation common stock at December 29, 2006 and December 30, 2005 were $23.64 and $20.85, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Dividends received in the Schering-Plough Stock Fund are reinvested.

Vanguard Mutual Fund management fees are deducted by Vanguard from the daily net asset values of its funds and are not separately reflected. Consequently these management fees serve to reduce the investement return for these funds.

The net appreciation or depreciation in the fair value of investments consists of realized gains and losses and changes in unrealized gains or losses of these investments during the year. Realized gains or losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in fair values of the investments during the reported periods.

Loans to Participants are carried at the outstanding loan balance, which does not differ materially from fair value.

Withdrawals and Benefit Payments

Withdrawals and benefit payments are recorded when paid. There were no benefits payable as of December 31, 2006 and 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risks associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

3.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to provisions of ERISA. Upon an event of whole or part termination of the Plan as defined under the Plan, the Sponsor may direct the Trustee or Plan Administrator to: (1) distribute the total assets in the affected participants’ accounts to the participants in cash or in-kind as permitted by applicable law; or (2) maintain the assets in the Schering-Plough Puerto Rico Employees’ Retirement Savings Plan Trust (the Trust) and make distribution of benefits at such time and manner as though the Plan had not been terminated.

4.	INCOME TAX STATUS

The Plan was amended and restated effective January 1, 1995. The plan received a favorable determination letter dated February 18, 1997 issued by the Puerto Rico Department of the Treasury stating that the Plan meets the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1995, as amended (the “PR Code”). The Plan was also amended effective January 1, 1996 and October 1, 1996 pursuant to Amendment No. 2. The Puerto Rico Department of the Treasury issued a favorable determination letter dated April 14, 1997 in connection with the qualification of Amendment No. 2.

The trust of the Plan is intended to be exempt from taxation under Section 1165(a) of the PR Code, and pursuant to Section 1022(i)(1) of ERISA under Section 501(a) of the United States Internal Revenue Code of 1986, as amended. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

As long as the Plan is qualified under the PR Code and related regulations, participants will generally not be taxed on salary-deferred contributions until the year received. In addition, the earnings attributable to such contributions held by the Trustee are also generally exempt from taxation until the taxable year in which they are withdrawn by or distributed to the participant.

The Plan’s tax counsel believes that the Plan is designed in compliance with the applicable requirements of the PR Code, and the Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the PR Code.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Contributions are transmitted from the Trustee, Banco Santander, to the recordkeeper, Vanguard, which invests cash received, interest and dividend income and makes distributions to the participants. The recordkeeper also administers the collection of interest and principal on the participant loans. These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by the recordkeeper. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2006 and 2005, the total market value of investments in the mutual funds managed by the recordkeeper was $25,869,000 and $26,018,000, respectively.

Certain Plan investments are shares of the common stock of Schering-Plough Corporation, which is the parent company of Schering-Plough Products LLC. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2006 and 2005, the total market value of investments in the Schering-Plough Stock Fund was $4,784,000 and $5,115,000, respectively. As of December 31, 2006 and 2005, the Plan held 11,252 and 13,627 units, respectively, of the Schering-Plough Stock Fund. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income of $53,000 and $49,000, respectively, from the Schering-Plough Stock Fund.

Certain administrative functions are performed by officers or employees of the Sponsor who also may be participants in the Plan. These actions qualify as permitted party-in-interest activities. No such officer or employee receives compensation from the Plan.

All plan administration expenses are paid by the Sponsor.

6.	SUBSEQUENT EVENT

During May 2007, the Plan changed its trustee from Banco Santander to Banco Popular.

7.	NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS
During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
	(dollars in thousands)
*Vanguard 500 Index Fund Investor Shares	$1,201	$275
*Schering-Plough Stock Fund	616	25
*Vanguard Windsor Fund Investor Shares	359	(213)
*Vanguard International Growth Fund Investor Shares	152	89
*Vanguard Wellington Fund Investor Shares	117	2
*Vanguard LifeStrategy Growth Fund	56	15
*Vanguard LifeStrategy Moderate Growth Fund	37	10
*Vanguard LifeStrategy Conservative Growth Fund	20	4
*Vanguard LifeStrategy Income Fund	10	(1)
*Vanguard Short-Term Investment-Grade Fund Investor Shares	6	(16)
*Vanguard U.S. Growth Fund Investor Shares	(1)	32
*Vanguard Explorer Fund Investor Shares	(10)	8
*Vanguard Intermediate-Term Investment-Grade Fund Investor Shares	(12)	(27)

Net appreciation in fair value of investments	$2,551	$203

*	Permitted party-in-interest to the Plan.

8.	INVESTMENTS
The following investments represented 5 percent or more of the Plan’s net assets available for benefits at:

	December 31
	2006	2005
	(dollars in thousands)

*Vanguard 500 Index Fund Investor Shares, 67,483 and 83,672 shares, respectively	$8,813	$9,616

*Schering-Plough Stock Fund 11,252 and 13,627 units, respectively	4,784	5,115

*Vanguard Windsor Fund Investor Shares, 228,311 and 248,590 shares, respectively	4,256	4,263

*Vanguard Treasury Money Market Fund, 3,907,240 and 3,309,325 shares, respectively	3,907	3,309

*Vanguard Explorer Fund Investor Shares, 27,583 and 33,463 shares, respectively	2,061	2,513

*Vanguard Wellington Fund Investor Shares, 53,108 and 49,697 shares, respectively	1,722	**

*Vanguard International Growth Fund Investor Shares, 68,885 and 46,620 shares, respectively	1,644	**

*	Permitted party-in-interest to the Plan.

**	Less than 5 percent of the Plan’s net assets available for benefits at December 31, 2005

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006
Employer Identification Number: 22-2626254
Plan number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer,
	Borrower, Lessor or	Description of investment including maturity date,		Current
	Similar Party	rate of interest, collateral, par or maturity value	Cost	Value
				(dollars in
				thousands)

*	Vanguard	500 Index Fund Investor Shares	**	$8,813

*	Vanguard	Windsor Fund Investor Shares	**	4,256

*	Vanguard	Treasury Money Market Fund	**	3,907

*	Vanguard	Explorer Fund Investor Shares	**	2,061

*	Vanguard	Wellington Fund Investor Shares	**	1,722

*	Vanguard	International Growth Fund Investor Shares	**	1,644

*	Vanguard	Short-Term Investment-Grade Fund Investor Shares	**	1,124

*	Vanguard	Intermediate -Term Investment-Grade Fund Investor Shares	**	723

*	Vanguard	LifeStrategy Growth Fund	**	402

*	Vanguard	LifeStrategy Moderate Growth Fund	**	367

*	Vanguard	LifeStrategy Conservative Growth Fund	**	325

*	Vanguard	LifeStrategy Income Fund	**	269

*	Vanguard	U.S. Growth Fund Investor Shares	**	256

		Total Vanguard Mutual Funds		25,869

*	Schering - Plough Corporation	Schering-Plough Stock Fund	**	4,784

*	Various participants	Outstanding loan balance (interest rates ranging from 5.00% to 10.50%, maturing from 1 to 20 years)	**	1,392

		Total		$32,045

*	Permitted party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan
Date: June 28, 2007	By:	/s/ Vincent Sweeney
		Name:	Vincent Sweeney
		Title:	Plan Administrator